Section

MAR 04 2009

Washington, DC
106

09057307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Island Trader Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Montgomery Street, Suite 3020
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stacy T. Turner 415-354-2801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

246 1st Street, 5th Floor	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, STACY T. TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of February 28, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

PATRICIA HAYES EDMONDS
COMM. #1774478
NOTARY PUBLIC CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires November 18, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Director of Island Trader Securities, Inc.:

We have audited the accompanying statement of financial condition of Island Trader Securities, Inc. as of December 31, 2008, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Island Trader Securities' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Island Trader Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
February 23, 2009

ISLAND TRADER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash and cash equivalents	$	451,609
Restricted cash		107,638
Commissions receivable		333,546
Prepaid expenses		938
Total assets	$	893,731
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	371,681
Stockholders' equity:		
Common stock, no par value; 75,000 shares authorized and 20,526 shares issued and outstanding		639,553
Additional paid in capital		2,250
Accumulated deficit		(119,753)
Total stockholders' equity		522,050
Total liabilities and stockholder's equity	$	893,731

see notes to financial statements

ISLAND TRADER SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2008

REVENUE		
Commission income	$	649,748
Interest income		2,665
Other income		141,031
Total revenue		793,444
EXPENSES		
Salaries		740,464
General and administrative		110,506
Regulatory fees and licenses		17,486
Other		16,000
Exchange and clearance fees		15,745
Total expenses		900,201
Net loss	$	(106,757)

see notes to financial statements

ISLAND TRADER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2008

	Common Stock		Additional Paid	Accumulated	Total Stockholders'
	Shares	Amount	In Capital	(Deficit)	Equity
Balance, January 1, 2008	10,000	$ 19,553	$ 2,000	$ (12,996)	$ 8,557
Issuance of common stock in exchange for cash	526	500,000	250	-	500,250
Issuance of common stock	10,000	120,000	-	-	120,000
Net loss	-	-	-	(106,757)	(106,757)
Balance, December 31, 2008	20,526	$ 639,553	$ 2,250	$ (119,753)	$ 522,050

see notes to financial statements

ISLAND TRADER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (106,757)
Adjustments to reconcile net income to net cash used in provided by operating activities:	
Stock-based compensation	120,000
Increase in restricted cash	(107,638)
Increase in commissions receivable	(331,532)
Increase in prepaid expenses	(938)
Increase in accounts payable and accrued liabilities	367,436
Net cash used in operating activities	(59,429)
Cash flows from financing activities:	
Proceeds from issuance of common stock	500,250
Net increase in cash and cash equivalents	440,821
Cash and cash equivalents at beginning of year	10,788
Cash and cash equivalents at end of year	$ 451,609
Supplemental disclosure of noncash investing and financing activities:	
Issuance of common stock in exchange for services rendered	$ 120,000

see notes to financial statements

ISLAND TRADER SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2008

1. Organization

Island Trader Securities, Inc. (the "Company"), a California S-Corporation, was originally formed under the name R. Nickles & Company Securities on April 15, 2002 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act. The Company's purpose, as a licensed broker-dealer, is to act as an agent in facilitating customer purchases and sales of securities, commodities, and related financial instruments.

On July 28, 2008, Stacy T. Turner purchased 100% ownership interest in the Company from Richard H. Nickles. On July 28, 2008, Rocio Haas was issued 526 shares of the Company in consideration of his capital contribution of $500,000 to the Company. On December 29, 2008, Brian Frenchman was issued 10,000 shares of the Company as additional compensation for services performed during 2008. As of December 31, 2008, the Company has three shareholders.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i) of that rule. The Company is a member of Financial Industry Regulatory Authority (the "FINRA") and the Securities Investor Protection Corporation (the "SIPC").

2. Summary of significant accounting policies

Method of accounting
The Company prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. The Company's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes
The Company has elected to be taxed as an S-corporation on its federal and California income tax returns. As an S-corporation, The Company is generally not subject to federal income tax and is subject to California income tax at a reduced rate of 1.5%.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. Pursuant to FSP-FIN 48-3, the effective date has been deferred for nonpublic organizations and will become effective for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48. Management believes that the implementation of FIN 48 will not have a material effect on the financial statements.

2. Summary of significant accounting policies (continued)

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at date of acquisition.

Concentration of credit risk
The Company places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. The Company has not experienced any losses in such accounts.

Commissions
The Company earns commissions based on customer purchases and sales of securities. Commission and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

3. Restricted Cash

The Company maintains deposits, held as compensating balances, at clearing organizations that provide clearance and settlement services. The Company's restricted cash balance is comprised of the following as of December 31, 2008:

Ridge Clearing and Outsourcing Solutions	$	100,000
North American Clearing, Inc.		7,638
Restricted cash	$	107,638

4. Net capital

The Company is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company does not receive or hold customer securities or cash. Minimum net capital required by the SEC under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2008, the Company had net capital of $521,261 and required net capital of $24,779.

5. S-corporation status

The Company has elected under the Internal Revenue Code to be an S-corporation. An S-corporation does not pay federal income tax and pays state income tax at a rate of 1.5% with a minimum franchise tax of $800. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the corporation's taxable income. As of December 31, 2008, the Company has three shareholders.

6. Other income

During 2008, the Company received income due to a trading error. An employee of the Company mistakenly entered an order to sell shares of a security on a customer's original order to buy shares. To correct the error, the employee bought additional shares to cover the sale in error. For the year ended December 31, 2008, income from trading errors was $141,031.

7. Leases

During 2008, the Company entered into a lease agreement for its office located at 44 Montgomery Street, San Francisco, California. The term of the lease expires January 31, 2010. For the year ending December 31, 2008, rent expense was $11,106 and is included in general and administrative expenses on the accompanying financial statements.

The Company is required to make minimum lease payments as follows:

Year ending December 31,	
2009	$ 42,019
2010	3,508
Total	$ 45,527

SUPPLEMENTAL INFORMATION

ISLAND TRADER SECURITIES, INC.
RECONCILIATIONS OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the year ended December 31, 2008

Total stockholders' equity at end of year	$ 522,050
Adjustments:	
Non-allowable assets	(938)
NASD depository	149
Net capital	$ 521,261
Aggregate indebtedness ("AI")	
Total liabilities in statement of financial condition	$ 371,681
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of AI)	$ 24,779
Minimum dollar net capital required	$ 5,000
Minimum net capital requirement	$ 24,779
Excess net capital	$ 496,482
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 484,093
Percentage of aggregate indebtedness to net capital	71.30%

ISLAND TRADER SECURITIES, INC.
RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the year ended December 31, 2008

Net capital per unaudited FOCUS report	$ 521,261
Audit and other adjustments	-
Net capital per auditors' computations	$ 521,261

ISLAND TRADER SECURITIES, INC.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the year ended December 31, 2008

Exemptive provision:

In the opinion of management, Island Trader Securities, Inc. is exempt from the provisions including information relating to the possession or control requirements and the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The firm operates under the 15c3-3(k)(2)(i) exemption in that Island Trader Securities, Inc. does not receive, hold or otherwise perform custodial functions relating to customer securities.

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5

To the Director of Island Trader Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Island Trader Securities, Inc. (the "Company"), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Director, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
February 23, 2009